EXHIBIT 99.2

Security Class: Common Shares

[name] [address] [city] [prov] [postal code] [country]

FORM OF PROXY

Annual General Meeting of the Common Shareholders

to be held on Wednesday, July 23, 2025 (the “Meeting”)

This Form of Proxy is solicited by and on behalf of the management of BetterLife Pharma Inc. (the “Company”)

Notes to proxy

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the Meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

If this proxy is not dated, it will be deemed to bear the date on which it is mailed by the management to the holder.

If you appoint the Management Nominees, as defined herein, to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each resolution overleaf. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the notice of meeting or other matters that may properly come before the Meeting or any adjournment or postponement thereof.

This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 a.m., Pacific Time, on Monday, July 21, 2025 or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting.

VOTING METHODS
MAIL or HAND DELIVERY	Endeavor Trust Corporation 702 – 777 Hornby Street Vancouver, BC V6Z 1S4
FACSIMILE – 24 Hours a Day	604-559-8908
EMAIL	proxy@endeavortrust.com
ONLINE	As listed on Form of Proxy or Voter Information Card

If you vote by FAX, EMAIL or On-Line, DO NOT mail back this proxy.

Voting by mail, fax or by email are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy.

Login information for online voting www.eproxy.ca Control Number: Password:

Appointment of Proxyholder

I/We, being holder(s) of certain common shares in the capital of BetterLife Pharma Inc. hereby appoint: AHMAD DOROUDIAN, Chief Executive Officer, or, failing this person, MOIRA ONG, Chief Financial Officer (the “Management Nominees”).

OR	Print the name of the person you are appointing if this person is someone other than the Management Nominee listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the annual general meeting of shareholders of BetterLife Pharma Inc. to be held virtually via Zoom videoconference on Wednesday, July 23, 2025 at 10:00 a.m, Pacific Time, and at any adjournment or postponement thereof.

Zoom Meeting Details:

https://us02web.zoom.us/j/83530486285?pwd=FHkIVJzO56RaEjCp9l5PtsyNoZ4cbX.1.

Meeting ID: 835 3048 6285

Passcode: 633694

MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Number of Directors	For	Against
The number of Directors shall be set to 5 (five);	☐	☐

2. Election of Directors	For	Withhold
i) Ahmad Doroudian	☐	☐
ii) Robert Metcalfe	☐	☐
iii) Ralph Anthony Pullen	☐	☐
iv) Steven Sangha	☐	☐
v) André Beaudry	☐	☐

3. Appointment of Auditor	For	Withhold
To appoint MNP LLP, Chartered Professional Accountants as auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration; and	☐	☐

4. Other Matters	For	Against
To transact such other business that may be brought properly before the Meeting and any adjournment or postponement of the Meeting.	☐	☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting.

If no voting instructions are indicated above, this proxy will be voted as recommended by management.

Signature(s)

_______________________________________________

_______________________________________________

Print Name(s) & Signing Capacity(ies), if applicable

_______________________________________________

Date (MM-DD-YY)

THIS PROXY MUST BE DATED

Financial Statements Request

In accordance with securities regulations, shareholders may elect annually to receive financial statements, or a notice advising how to access financial statements, if they so request. If you wish to receive such mailings, please mark your selection.

Interim Financial Reports – Mark the box to the right if you would like to RECEIVE interim financial statements and accompanying management’s discussion & analysis by mail.	☐	Annual Financial Report – Mark the box to the right if you would like to RECEIVE annual financial statements and accompanying management’s discussion and analysis by mail.	☐

To request the receipt of future documents via email, you may contact Endeavor Trust Corporation at proxy@endeavortrust.com.

BETTERLIFE PHARMA INC.

INTERIM FINANCIAL STATEMENTS	ANNUAL FINANCIAL STATEMENTS

☐ Mark this box if you would like to receive Interim Financial Statements by mail.	☐ Mark this box if you would like to receive Annual Financial Statements by mail.

Financial Statements Request Form

Under securities regulations, a reporting issuer must send annually a form to holders to request the Interim Financial Statements and MD&A and/or the Annual Financial Statements and MD&A.  If you would like to receive the report(s) by mail, please make your selection and return to:

300-1275 West 6th Ave.,

Vancouver, British Columbia, V6H 1A6

Alternatively, you may choose to access the report(s) online at www.sedarplus.ca.

BetterLife Pharma Inc. will use information collected solely for the mailing of such financial statements.

If you wish to receive the financial statements by email, please provide your email address below.

Email Address

- OR -

Please place my name on your financial statement mailing list.

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